Exhibit 99.2

QIWI PLC 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087-Nicosia, Cyprus +357 22-65-33-90, fax +357 22-76-09-18, office@qiwi.com.cy, qiwi.com

NOTICE FOR THE CONVOCATION

OF THE ANNUAL GENERAL MEETING

OF QIWI PLC

TO: All the shareholders of QIWI plc

April 18, 2023

NOTICE IS GIVEN in accordance with the Articles of Association of QIWI plc (the Company), that the ANNUAL GENERAL MEETING of the Company (the Meeting) will be held on June 05, 2023 at 10:00 a.m. (Cyprus time) at QIWI’s office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus for the purpose of taking into consideration the following matters and if thought proper approving the resolutions listed below:

PART A

ADOPTION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS FOR 2022 FINANCIAL YEAR

WHEREAS audited consolidated financial statements of the Company for 2022 financial year (as attached in Annex A hereto) and audited standalone financial statements of the Company for 2022 financial year (as attached in Annex B hereto) have been reviewed, considered, approved and recommended by the Board of Directors of the Company to the Meeting to be adopted.

PART B

APPOINTMENT OF THE COMPANY’S AUDITOR

WHEREAS the Board of Directors of the Company has recommended to re-appoint KPMG Limited (Cyprus) as the Company’s Auditor in accordance with the provisions of section 153 of the Companies Law Cap 113 to hold office from the conclusion of that annual general meeting until the conclusion of the next annual general meeting when they shall be eligible for re-election and to authorize the Board of Directors of the Company to fix the Auditors’ remuneration at its discretion.

PART C

ELECTION OF DIRECTORS

1.            Election of the Independent Directors.

WHEREAS pursuant to Regulation 82 of the Articles unless and until otherwise determined on the Meeting, the number of Directors shall be up to seven (7), consisting of not more than four (4) Elected Directors and not less than three (3) Independent Directors; while there shall be elections of both Elected Directors and Independent Directors there shall be two separate set of voting procedures, one with respect to the Elected Directors and one with respect to the Independent Directors and voting procedure in respect of the minimum number of Independent Directors shall take place first.

WHEREAS at the date of the Meeting in accordance with Regulation 82B(c)(2) of the Articles each Independent Director shall retire from office.

WHEREAS the final slate of nominees for election (re-election) to the office of the Independent Directors to be voted on at the Meeting, prepared in accordance with Regulation 82B(a) of the Articles, shall be circulated to all the Members entitled to attend and vote at the Meeting at least (fifteen) 15 days prior to the Meeting.

WHEREAS pursuant to Regulation 82B(b) of the Articles the Members shall have weighted voting rights whereby each Member shall have the right to cast amongst one or more nominees as many votes as the votes attached to its shares multiplied by a number equal to the number of Independent Directors to be so appointed.

2.            Election of the Elected Directors.

WHEREAS at the date of the Meeting in accordance with Regulation 82A(c)(2) of the Articles all the Elected Directors shall retire from office.

WHEREAS the final slate of nominees for election (re-election) to the office of the Elected Directors to be voted on at the Meeting, prepared in accordance with Regulation 82A(a) of the Articles, shall be circulated to all the Members entitled to attend and vote at the Meeting at least (fifteen) 15 days prior to the Meeting.

WHEREAS pursuant to Regulation 82A(b) the Members shall have weighted voting rights whereby each Member shall have the right to cast amongst one or more nominees as many votes as the votes attached to its shares multiplied by a number equal to the number of Elected Directors to be so appointed.

PART D

APPROVAL OF DIRECTORS REMUNERATION

WHEREAS the Board of Directors of the Company has recommended to the Meeting to approve the remuneration of Directors, each of them paid separately for each position held by a Board Member:

1)	for non-executives Directors of the Company provided that such Directors shall not act as direct representatives of the shareholder(-s) having a significant interest in the Company:

(i)	an annual fee in the amount of US$ 150,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a Director;

(ii)	an annual fee in the amount of US$ 250,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a chairperson of the Board of Directors;

(iii)	an annual fee in the amount of US$ 20,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a member of the Board committees;

(iv)	an annual fee in the amount of US$ 50,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a chairperson of the Audit Committee;

(v)	an annual fee in the amount of US$ 40,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a chairperson of any Committee, except for the Audit Committee;

2)	not to fix any remuneration for executive Directors of the Company and the Directors, being direct representatives of the shareholder(-s), having a significant interest in the Company.

For the purpose of this recommendation any shareholder(-s) owning directly or indirectly a ten (10) per cent interest in the voting power or in the share capital of the Company are presumed to have a “significant interest” in the Company.

PART E

APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION

WHEREAS the Board of Directors of the Company has recommended to the Meeting to approve the amended and restated Articles of Association of the Company (as attached in Annex C hereto).

THE FOLLOWING ORDINARY RESOLUTIONS ARE PROPOSED:

PART A

1.	THAT audited consolidated financial statements of the Company for the 2022 financial year be and are hereby approved and adopted as being in the best interests of and to the advantage and further commercial benefit of and within the powers of the Company.

2.	THAT audited standalone financial statements of the Company for the 2022 financial year be and are hereby approved and adopted as being in the best interests of and to the advantage and further commercial benefit of and within the powers of the Company.

PART B

1.	THAT KPMG Limited (Cyprus) be and are hereby re-appointed as the Company’s Auditors to hold office from the conclusion of that annual general meeting until the conclusion of the next annual general meeting at which accounts are laid before the Company.

2.	THAT the Board of Directors of the Company be and are hereby authorized to fix the Auditors’ remuneration at its discretion.

PART C

1.	TO cast the votes for Independent Directors as follows:

NAME OF NOMINEE	AMOUNT OF VOTES

2.	TO cast the votes for Elected Directors as follows:

NAME OF NOMINEE	AMOUNT OF VOTES

PART D

1.	THAT the remuneration for non-executives Directors of the Company, consisting of (i) an annual fee in the amount of US$ 150,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a Director; (ii) an annual fee in the amount of US$ 250,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a chairperson of the Board of Directors; (iii) an annual fee in the amount of US$ 20,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a member of the Board committees; (iv) an annual fee in the amount of US$ 50,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a chairperson of the Audit Committee; (v) an annual fee in the amount of US$ 40,000 gross in consideration of any time (including travel time) committed for the purpose of carrying out the duties of a chairperson of any Committee, except for the Audit Committee, be and is hereby approved, provided that each of them shall be paid separately for each position held by such a Director and that such Directors shall not act as direct representatives of the shareholder(-s) having a significant interest in the Company.

For the purpose of this resolution any shareholder(-s) owning directly or indirectly a ten (10) per cent interest in the voting power or in the share capital of the Company are presumed to have a “significant interest” in the Company.

2.	THAT no remuneration shall be fixed for executive Directors of the Company and the Directors, being direct representatives of the shareholder(-s), having a significant interest in the Company.

For the purpose of this resolution any shareholder(-s) owning directly or indirectly a ten (10) per cent interest in the voting power or in the share capital of the Company are presumed to have a “significant interest” in the Company.

THE FOLLOWING SPECIAL RESOLUTION IS PROPOSED:

PART E

1.	THAT the amended and restated Articles of Association of the Company be and are hereby approved.

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NOMINATION TO THE BOARD OF DIRECTORS:

A shareholder entitled to attend and vote at the Meeting is entitled to provide a nomination or nominations to the Board of Directors of the Company.

A sample of the nomination form is enclosed herewith as Annex D. The nomination form shall be in writing under the hand of the nominator or, if the nominator is a corporation, either under seal or under the hand of an officer. A candidate declaration under the nomination form shall be in writing under the hand of the nominee.

A Directors & Officers Questionnaire for a nominee who has not served as the Director of the Company by the date of the Meeting is enclosed herewith in Annex E.

A Directors & Officers Questionnaire Confirmation Form for a nominee who has served as the Director of the Company by the date of the Meeting is enclosed herewith in Annex F.

Either Directors & Officers Questionnaire or Directors & Officers Questionnaire Confirmation Form shall be completed in writing under the hand of the nominee and shall be enclosed to the nomination form.

Owners and holder of American Depositary Shares of the Company who wish to make a nomination shall contact the Bank of New York Mellon, being the Depositary, at the following contact details:

ADR Proxy (adrproxy@bnymellon.com)

Ms. Olena Smirnova (Olena.smirnova@bnymellon.com)

Original of any nomination form along with a copy of fully completed annexes hereto shall be submitted to the Company:

(a)            by electronic mail, to corporatelawyer@qiwi.com, OR

(b)            by facsimile, to +357 22 76 09 18.

BEFORE May 05, 2023, 23:59 pm (Cyprus time) (the “Nomination Cut Off Time”).

Nomination forms deposited after the Nomination Cut Off Time shall not be treated as valid.

PROXY:

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to vote on his behalf, and such proxy need not be a shareholder of the Company.

A sample of the instrument appointing a proxy and authorizing such proxy to attend the Meeting and to exercise discretion is enclosed herewith as Annex G.

A sample of the instrument appointing a proxy and authorizing such proxy to attend the Meeting and to vote on your behalf under your special instructions is enclosed herewith as Annex H.

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer.

NOTE: In the sample instrument of proxy the name of the Deputy CEO of the Company is inserted as proxy. The Deputy CEO of the Company will attend the Meeting. Accordingly, should you wish you may sign and deposit the instrument of proxy to attend the Meeting and vote on your behalf as you will specifically instruct on the instrument of proxy. The Deputy CEO of the Company will not vote for any matter on any shareholder’s behalf unless the proxy includes specific voting instructions.

Original of any instrument of proxy or its notarially certified copy shall be deposited at the registered office of the Company, for the attention of the Chairman of the Board of Directors/Secretary of QIWI plc:

(a)	12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus,

and a copy of such instrument of proxy shall be delivered to the Company:

(a)	by electronic mail, to corporatelawyer@qiwi.com, OR

(b)	by facsimile, to +357 22 76 09 18

BEFORE the time for holding the Meeting, i.e. by June 02, 2023, 10:00 am (Cyprus time) (the “Cut Off Time”).

Proxies deposited after the Cut Off Time shall not be treated as valid.

Enclosed:

1.	Annex A – Audited consolidated financial statements of the Company for 2022 financial year.

2.	Annex B – Audited standalone financial statements of the Company for 2022 financial year.

3.	Annex C – Amended and Restated Articles of Association of the Company.

4.	Annex D – Sample of the Board of Directors Nomination Form.

5.	Annex E – Directors & Officers Questionnaire.

6.	Annex F – Directors & Officers Questionnaire Confirmation Form.

7.	Annex G – Sample of Proxy to exercise discretion.

8.	Annex H – Sample of Proxy to vote under instructions.

Yours faithfully,

Mr. Sergey Solonin
The Chairman of the Board of Directors
for and on behalf of QIWI plc